Exhibit 99.3

Zapp EV Secures Commitment of up to $10 million to Start Production and Commercial Rollout of the i300 Electric Urban Motorcycle

First vehicle deliveries expected in Europe, to be followed by commercial rollout in Asia

LONDON, February 13, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today announced it has entered into a standby equity purchase agreement (the “SEPA”) with an affiliate of Yorkville Advisors Global, LP (the “Investor”). Zapp EV will use proceeds from the transaction primarily to start the production and commercial rollout of the i300, the brand’s high-performance electric urban motorcycle. The Company anticipates making initial deliveries of the i300 in Europe in the months ahead, followed by commercial launch of the i300 in Asian markets in late 2024.

Per the SEPA, the Investor has agreed to advance $1.5 million to Zapp in two tranches once conditions precedent have been met, including the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2023 and the filing and effectiveness of an SEC registration statement registering the resale of shares issuable under the SEPA.

Thereafter, subject to certain limitations, Zapp EV will have the right, but not the obligation, in its sole discretion, to issue and sell to the Investor up to a further $8.5 million worth of its ordinary shares, based on the Company’s funding requirements and evolving share price during the three-year period following effectiveness of an applicable SEC registration statement.

Swin Chatsuwan, Founder and Chief Executive Officer of Zapp EV, said: “Our design and engineering teams have delivered an exceptional product. With this vote of confidence from a renowned investor, we have the financial resources for the expected rollout of i300s this year.”

Chatsuwan continued: “Consumer appeal is a key differentiator in this space, and we think the i300’s eight-time award winning design, high-performance specifications, and sustainability, all at an affordable price, give Zapp the key ingredients for success. We aim to achieve a positive gross margin from the start of an anticipated ramp-up in customer deliveries. Zapp needs very little capital by industry standards to achieve our goals due to our balance sheet light business model leveraging contract manufacturing. We look forward to the first i300 deliveries in Europe, receipt of European Community Whole Vehicle Type Approval now that all requisite vehicle tests have been successfully completed, and capitalising on this progress to expedite our commercial rollout across key Asian markets.”

The Company anticipates that sales of electric two-wheelers will grow significantly in most parts of the world in the years ahead, especially in emerging markets. Among other key competitive advantages and product differentiation, Zapp’s i300 rollout will not be impeded by investments in dedicated charging infrastructure since its two lightweight portable batteries can be taken indoors and charged at any wall socket. The Company believes that, after starting production, its asset-light business model, employing contract manufacturing in tandem with receivables financing arrangements through the Export Import Bank of Thailand, will enable the rapid scaling up of its business.

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Zapp EV or any of its respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this press release have not been reviewed by any regulatory authority in any jurisdiction.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of the prospectus forming part of Zapp EV's registration statement on SEC Form F-4, as amended (File No. 333-268857), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.